

December 27, 2013

<u>Via E-mail</u>
Mr. Alan Schroering
Chief Financial Officer
Industrial Services of America, Inc.
7100 Grade Lane,
PO Box 32428
Louisville, Kentucky 40232

> **RE: Industrial Services of America, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed August 19, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 6, 2013**
> **File No. 0-20979**

Dear Mr. Schroering:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. We note that you have not filed your Form 10-Q for the period ended September 30, 2013. Please tell us the status of your review of your inventory valuation and tell us when you plan to file your Form 10-Q for the period ended September 30, 2013.

Dependence on Major Customer, page 9

2.   We note that North American Stainless represented over 40% of your net sales in both
        the years ended December 31, 2012 and 2011. We further note your disclosure on page
        24 that substantially all of your stainless steel sales are to one customer. Please file any
        contract with North American Stainless or any other customer upon which your business
        is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

3.   We note your disclosure on page F-14 that during 2012, you reclassified your factoring
        fees from a reduction of revenue to within interest expense. So that we may better
        understand your accounting for factoring arrangements, please address the following for
        all periods presented:

        •   Tell us dollar amount of receivables sold during each period presented and
            describe the key terms associated with these sales (i.e. sold with or without
            recourse, the types of receivables sold, factoring fee charged, etc.);

        •   Describe how you considered the provisions of ASC 860-10 in determining your
            accounting for the sale of receivables; and

        •   The accounting literature you relied upon to support your historical and current
            classification of factoring fees and the circumstances which led to your decision
            to change your income statement classification during 2012.

Note 12 – Segment Reporting, page F-26

4.   On page F-27, you disclosed $10.1 million of other assets as of December 31, 2012. In
        future filings, please revise your disclosures to clarify why these assets have not been
        allocated to specific segments. Please specifically indicate if these assets are corporate
        assets. Please refer to ASC 280-10-50-29 and 50-31.

Note 16 – Legal Proceedings, page F-31

5.   You state that, "you have litigation from time to time, including employment-related
        claims, none of which you currently believe to be material." Please refer to Question 2 of
        SAB Topic 5Y. If there is at least a reasonable possibility that a loss exceeding amounts
        already recognized may have been incurred and the amount of that additional loss would
        be material to an investor's decision to buy or sell your securities, please show us how
        you will revise your future filings to either (a) disclose the estimated additional loss, or
        range of loss, that is reasonably possible, or (b) state that such an estimate cannot be
        made.

Form 10-Q for the Period Ended June 30, 2013

Note 4 – Intangible Assets, page 13

6.   We note your disclosure on page 25 that the $36 million decrease in your recycling
        revenue for the six months ended June 30, 2013 was primarily due to a 25.8% decrease in
        the volume of stainless steel materials shipments. We also note that substantially all of
        your stainless steel sales are to one customer who has decreased its sales orders with you
        starting in the second quarter of 2011 and continuing through the first quarter of 2013.
        Please tell us if this customer is included within the Venture Metals, LLC customer list
        intangible asset which has a net book value of nearly $3.4 million as of June 30, 2013. If
        so, please tell us how you considered if the decline in orders from this customer
        represents a significant adverse change in circumstances which could cause you to
        evaluate the recoverability of this intangible asset for possible impairment as of June 30,
        2013. Please refer to ASC 350-30-35-14, ASC 360-10-35-21 and 35-22.

Definitive Proxy Statement on Schedule 14A filed on June 6, 2013

Compensation Committee Consultant, page 21

7.   We note that in formulating your executive compensation plan you used selected peer
        companies identified by both the Bostonian Group and RS Finance & Consulting LLC.
        In future filings, please provide more detail on how you used the peer companies to
        determine executive compensation, including identifying the component companies and
        whether you engaged in benchmarking. We note that the narrative disclosure to the
        summary compensation table should describe any material factors necessary to an
        understanding of the information disclosed in the table. See Item 402(o) of Regulation S-
        K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Erin K. Jaskot, Staff Attorney at (202) 551-3442, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief